
Win-Win

March 2019


My name is Mike Tauiliili Brown and I am not your average startup founder. I was cut from a different cloth, I come from a different place. And my journey here has been unique, full with trial and triumph. But it's brought me to this very place, it's brought me to you. Here's my journey from tackling to tech

Born to a Samoan immigrant, I was raised by a single mother in Houston, TX

And thanks to her tough love, I graduated high school with a 4.0 and a full athletic scholarship to Duke Univ. Where I became a 2-time All American and led the country in tackles,

All before graduating early with a degree in Public Policy and plans to go to law school

But I didn't go to law school, I went on to accomplish a childhood dream of playing linebacker in the NFL

And while working tirelessly to stay amongst the best, I developed an interest in business, a love for philanthropy and a thirst to use my unique skills to create something the world needs

So in 2013, I transitioned to a place I've never even heard of… Silicon Valley.

It was there I got my first taste of tech. Graduating #1 in Tim Drapers entrepreneurship school

And from there I was hooked. I spent the next year teaching myself to code. Then I moved to silicon Valley with one goal.. To start a tech company. And after working at a $32 million dollar venture-backed startup. I knew I was ready to start my own company and in 2016, Win-Win was born.

Hi there! I'm Rachel from Win-Win and like most people, I wish there was a better way to donate to charity. Current methods like online charity raffles and auctions are outdated, and sites like GoFundMe don't really motivate us to give! So former NFL linebacker and philanthropist Mike Tauiliili Brown created Win-Win to provide *a* better way to support our communities by bringing together global icons with fans in a unique way, all while disrupting the $410B charitable giving industry! Over the last year and a half, Win-Win has raised over 1.2 million dollars from the likes of Duke University, Sand Hill Angels, 500 Startups, Backstage Capital, professional athletes, and corporate execs who all believe that Win-Win is the future of fundraising! In addition, Win-Win has secured over 160 professional athlete partners across the NFL and NBA all excited to offer gamified giving campaigns on Win-Win! So, how does it all work? Well, Win-Win combines giving with gaming to make donating to charity more fun and engaging! It all starts when one of our iconic professional athletes host fantasy sports style tournaments on the Win-Win platform to support a charitable cause they care deeply about. They then promote their Win-Win tournaments directly to their fans all across social media. The tournament game is a Pick Em challenge, so fans join the tournament by simply predicting who they think is going to win upcoming matchups, for example: Week 7 of the NFL season. It's so easy!   Now here's the best part… when entering the tournament, fans have an option to make a fully tax-deductible donation, for any amount, to support the charitable cause chosen by the host athlete. And when they do, they unlock an entire vault of great Win-Win perks!! Once the live games begin, fans earn points for the accuracy of their picks and predictions, climbing the leaderboard in the process! *But* instead of competing for money they're competing to win experiences that money simply can't buy like meeting your favorite NBA player! Or how about a private jet ride with your favorite NFL players to watch an epic college football game Pretty epic right?? You see on Win-Win, everybody's a winner - because - each fan who joins the tournament is guaranteed to win a prize based on their leaderboard position. They can win things like autographed apparel, shoutouts on social media, and brand sponsored prizes like free products and discount codes. Win-Win truly is an ecosystem of value where all parties benefit! Athletes easily increase awareness for charitable causes they care about while increasing their personal brand positivity. Fans get access to once-in-a-lifetime experiences and valuable memorabilia while gaining tax benefits for the donation. Charities have a new tech-savvy way to increase donor base and donations. Brands benefit from reaching new customers through their campaign sponsorship and alignment with the athletes. For Win-Win, we actually win through monetization! We have two main revenue streams. First, we take a percentage of every donation transaction. And Secondly, we charge brands for customized, integrated sponsorships to reach what we believe will be millions of highly engaged fans based on their giving and gaming profile. One of the most exciting things about Win Win is that Athlete partners are only the beginning! Our vertical expansion model positions us for massive scale as we expand our global footprint with artists, entertainers, influencers, international professional sports teams, universities, foundations, and global brands all wanting to raise money for their charitable causes, by offering epic experiences to their fans! Now *THAT'S* a Win-Win!

Hi everyone! This is Mike. Just want to say thanks for watching the video! This Win-Win rocket ship is ready to take off, but before we do, we wanted to give you an opportunity to jump on! So be sure to hit that big blue button to invest and join the winner's circle. Thank You!